Filed pursuant to Rule 424(b)(3)
Registration No. 333-164907

FIFTH PROSPECTUS SUPPLEMENT DATED JANUARY 14, 2011
TO
PROSPECTUS DATED JUNE 25, 2010
23,733,009 ORDINARY SHARES AND 4,429,166 WARRANTS OF
DJSP ENTERPRISES, INC

This prospectus supplement (this “Supplement”) supplements the prospectus dated June 25, 2010 of DJSP Enterprises, Inc. (the “Company”) as supplemented on August 6, 2010, September 23, 2010, October 15, 2010, and December 13, 2010 (the “Prospectus”), relating to 23,733,009 ordinary shares and 4,429,166 warrants of the Company, that may be sold from time to time by the Selling Shareholders named in the Prospectus and 6,875,000 ordinary shares of the Company issuable upon exercise of its publicly traded warrants.  This Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information presented in this Supplement supersedes the information contained in the Prospectus.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the Prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 14, 2011.

DAL Debt Holders

DAL Group, LLC (“DAL”), a subsidiary of DJSP Enterprises, Inc. (the “Company”), has obtained waivers from the Law Offices of David J. Stern, P.A., Chardan Capital, LLC, Chardan Capital Markets, LLC, and Kerry S. Propper, of payments due through April 1, 2011, on a $47,869,000 note, a $1,000,000 note, a $250,000 note, and a $1,500,000 note held by such parties, respectively.  The waivers were sought by DAL as it develops and implements plans to restructure its ongoing operations to reflect its significantly reduced revenues and operations and the other changes described in its prospectus supplement, dated December 13, 2010, to the Company’s prospectus dated June 25, 2010.

In connection with its January 15, 2010 transaction with the Company, DAL executed a series of unsecured Term Notes (the “Unsecured Notes”) in the aggregate principal amount of $1,600,000, deferring certain costs related to the Company’s initial public offering due to various advisors to the Company.  Pursuant to each of the Unsecured Notes, interest in the amount of 5.0% per annum is payable quarterly, in arrears, on the first business day of January, April, June and September of each year.  DAL did not make the interest payment on the Unsecured Notes due January 3, 2011.  As a result, the principal balances of the Unsecured Notes were automatically accelerated without notice from the holders of the Unsecured Notes.

DAL also has a $500,000 Term Note outstanding with Cornix Management, LLC (“Cornix”) that bears interest in the amount of 15.0% per annum, payable monthly, and matures on January 15, 2011 (the “Cornix Note”).  Cornix had previously deferred interest payments on the Cornix Note through January 1, 2011.  Pursuant to the terms of a General Subordination Agreement covering the line of credit obligations (the “Line of Credit”) owed to BA Note Acquisition, LLC (“BNA”), DAL is not permitted to make interest or principal payments under the Cornix Note so long as the Line of Credit remains in default.  DAL failed to make an interest payment to Cornix on January 3, 2011, and is thus in default under the Cornix Note, but has not received a notice from Cornix accelerating the amounts due thereunder.

DAL is seeking waivers from the holders of the Unsecured Notes and Cornix of principal and interest payments otherwise due under these notes, and the default interest rates under these notes, through April 1, 2011.

As previously disclosed, DAL has entered into a Forbearance Agreement with BNA, pursuant to which BNA has agreed to forbear from taking action on the Line of Credit until March 9, 2011.  The outstanding principal balance of the Line of Credit at January 14, 2011 was $5,496,863.28.

Pursuant to the Contribution and Membership Interest Purchase Agreement (the “Contribution Agreement”), DAL is obligated to pay a Finance Charge of 5% per annum, payable on the first business day of January, April, June and September of each year, on the FlatWorld Additional Warrant Proceeds in the amounts of $600,000 payable to Nagina Partners LLC (“Nagina”) and $400,000 payable to Jeffrey A. Valenty (“Valenty”).  DAL did not make the payments due on January 3, 2011, which results in an increased Finance Charge rate to 8.0%.  DAL is seeking waivers from Nagina and Valenty of the payment of the Finance Charge and increased rate through April 1, 2011.

There can be no assurance that DAL will be able to obtain waivers from the holders of the Unsecured Notes, Cornix, Nagina or Valenty.  If DAL is unable to develop ongoing operating plans acceptable to its debt holders or successfully develop and implement those plans in a timely manner, it will not be able to continue its business operations.

Issuance of Ordinary Shares

Valenty and Nagina have informed the Company that they intend to exchange their Common Units of DAL for an aggregate of 722,668 and 1,084,000 ordinary shares of the Company’s common stock (the “Shares”), respectively, on January 18, 2011.  The exchange will be made in accordance with the terms of the First Amended and Restated Limited Liability Company Agreement of DAL dated as of January 15, 2010, as amended.  The Shares were previously registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1, effective June 25, 2010.

NASDAQ Notification

The Company has received a letter from The NASDAQ Stock Market (“NASDAQ”) notifying it that a deficiency exists with regard to continued listing pursuant to NASDAQ Listing Rule 5450(a)(1) because the Company’s listed securities failed to maintain a minimum bid price of $1 per share (the “MBPPS Rule”). NASDAQ will deem the Company to have regained compliance if at any time before June 13, 2011 the bid price of the Company’s listed securities closes at $1 per share or more for a minimum of ten consecutive business days.

This notification does not impact the listing and trading of the Company’s securities at this time. However, the NASDAQ letter also states that, if the Company does not regain compliance with the MBPPS Rule by June 13, 2011, the Company will receive written notification from NASDAQ that the Company’s securities are subject to delisting.  The Company is reviewing its options for regaining compliance with the MBPPS Rule and for remedying past non-compliances, including those listed in a Form 6-K filed with the Securities and Exchange Commission on December 1, 2010, and any other future potential non-compliances, with NASDAQ continued listing requirements.  There can be no assurance that the Company will be able to regain compliance with the MBPPS Rule or other NASDAQ continued listing requirements in a timely fashion, in which case its securities would be delisted from NASDAQ.

Foreign Private Issuer Status

Prior to January 1, 2011, the Company was classified as a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended. This classification exempted the Company from certain provisions applicable to United States public companies, including, but not limited to: the rules under the Securities Exchange Act of 1934, as amended (“Exchange Act”) requiring the filing with the United States Securities and Exchange Commission (“SEC”) of annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “shortswing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

The Company is no longer classified as a foreign private issuer effective as of January 1, 2011, but now qualifies as a “smaller reporting company” for purpose of SEC rules.  Accordingly, among other things, the Company will make future annual filings with the SEC on Form 10-K (including our annual report for the year ending December 31, 2010) rather than on Form 20-F, the Company will has begun to expand its SEC reporting to include quarterly reports on Form 10-Q and current reports on Form 8-K, and the Company’s officers, directors, and 10% shareholders must report ownership of the Company’s securities in accordance with Section 16 of the Exchange Act.